Exhibit 4.1

PROMISSORY NOTE

Maturity Date: April 1, 2014	Principal Amount: $2,000,000

FOR VALUE RECEIVED, World Energy Solutions, Inc. a Delaware corporation having a principal place of business at 100 Front St., Worcester, MA 01608 (the “Maker”), promises to pay to the order of Northeast Energy Partners, LLC (the “Payee”), a Connecticut limited liability company having a principal place of business 174 South Road, Enfield, Connecticut 06082, or such other place as Payee may designate, the sum of TWO MILLION DOLLARS ($2,000,000) with interest on the unpaid principal balance computed on the basis of a 360-day year at the Note Rate.

The Note Rate is four percent (4.0%) interest per year.

Except as otherwise provided below, on, October 1, 2013, and April 1, 2014 (each, a “Payment Date”), the Maker shall pay Payee, by check payable to Payee and delivered to the Payee’s address stated above, $1,500,000 on October 1, 2013 and $500,000 on April 1, 2014 of the unpaid principal amount of this Note, together with the accrued but unpaid interest on the unpaid principal balance of this Note with each such payment (each such payment of principal and interest, a “Cash Payment”).

Notwithstanding anything to the contrary in this Note, if the Maker has delivered to Payee one or more notices of a Claim (as defined in the Asset Purchase Agreement dated October 3, 2012 by and among the Payee and John Hardy, Thomas Lockwood and Lora Monroe, being all of the members of the Seller (the “Members”) (the “Asset Purchase Agreement”)) on or before any Payment Date, then Maker, if not already paid, may withhold so much of the unpaid payment of principal and interest otherwise due Payee on such date as may be reasonably required to satisfy the claimed amount in such notice(s) of Claim until such time as the indemnification claim(s) that is the subject of such notice(s) of Claim is finally resolved. Maker may set-off from the Cash Payments, the aggregate amount of any and all Damages (as defined in the Asset Purchase Agreement) that Payee must indemnify Maker for with respect to any and all Claims that are the subject of any notice of Claim delivered to the Payee by the Maker on or before April 1, 2014. Notwithstanding anything to the contrary in this Note, Maker’s withholding and, if applicable, set-off, of any Cash Payment pursuant to the terms of this paragraph will not constitute an Event of Default or other breach of this Promissory Note. Additionally, if any portion of a Cash Payment is withheld by Maker pursuant to the terms of this paragraph, no interest shall accrue on such portion of the Cash Payment from the applicable Payment Date until the date all Claims that are subject to Maker’s notice of Claim delivered to Payee on or before such Payment Date are finally resolved. Maker shall pay to Payee any portion of the Cash Payments remaining after the satisfaction of Payee’s indemnification obligations under the Asset Purchase Agreement.

While no Event of Default exists, each payment under this Note will be applied first to interest then due and then to principal. When an Event of Default exists any payments will be applied to interest and/or principal as determined by the Payee in its sole discretion.

The Maker may, at any time and without penalty, prepay any part or all of the unpaid principal balance of this Note.

The occurrence of any one or more of the following events is an Event of Default under this Note:

(i) Failure of the Maker to pay, perform or observe any of its obligations contained in this Note within seven (7) days of receipt of written notice thereof from Payee; or

(ii) upon default by the Maker in the performance of any its obligations, covenants or agreements contained in the Asset Purchase Agreement for a period of seven (7) days after receipt of written notice thereof from Payee; or

(iii) The termination of existence of the Maker or the involvement of the Maker in any financial difficulties as evidenced by:

(a)	an assignment for the benefit of its creditors; or

(b)	the appointment of a receiver, trustee, custodian, liquidator or conservator of it or its assets not vacated or set aside within sixty (60) days; or

(c)	the commencement by it of proceedings under any federal or state law relating to bankruptcy, insolvency or relief of debtors; or

(d)	the commencement against it of proceedings under any federal or state law relating to bankruptcy, insolvency or relief of debtors if the proceedings are not dismissed within sixty (60) days after the date on which commenced.

If an Event of Default occurs, the Payee may, to the extent permitted by law and without notice to the Maker, declare the unpaid principal balance and accrued interest to be due immediately without notice, presentment, demand, protest or other notice of dishonor of any kind, all of which are expressly waived. No course of dealing by the Payee and no delay in exercising any right under this Note will operate as a waiver by the Payee of its rights, and a waiver of a right on one occasion may not be construed as a waiver of the right on a future occasion.

This Note shall be governed by the laws of the Commonwealth of Massachusetts, and shall take effect as an instrument under seal.

This Note will be interpreted and construed under the laws of the Commonwealth of Massachusetts and will be considered to have been made, executed and performed in Massachusetts. All claims, disputes and other matters in question arising out of this agreement will be decided by proceedings instituted and litigated in a court of competent jurisdiction sitting in Massachusetts.

EXECUTED as a sealed instrument as of the 3rd day of October, 2012.

World Energy Solutions, Inc.

/s/ Carolyn Oldenburg	By:	/s/ James Parslow
Witness
Name: James Parslow
Title: Chief Financial Officer